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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Winmark Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
399817 10 5
(CUSIP Number)
Farnam Street Partners, L.P.
Farnam Street Capital, Inc.
3033 Excelsior Boulevard, Suite 300
Minneapolis, MN 55416
Phone: (612) 253-6058

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	399817 10 5	Page	2	of	8

1	NAMES OF REPORTING PERSONS Farnam Street Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		302,313

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,313

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	302,313

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	399817 10 5	Page	3	of	8

1	NAMES OF REPORTING PERSONS Farnam Street Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		302,313

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,313

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	302,313

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	399817 10 5	Page	4	of	8

1	NAMES OF REPORTING PERSONS Raymond E. Cabillot

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	None

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		302,313

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		302,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	302,313 (See Item 5(b))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	399817 10 5	Page	5	of	8

1	NAMES OF REPORTING PERSONS Peter O. Haeg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	None

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		302,313

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		302,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	302,313 (See Item 5(b))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, no par value, of Winmark Corporation, a Minnesota corporation (“Winmark” or the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 4200 Dahlberg Drive, Suite 100, Golden Valley, MN 55422.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Amendment to Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the “Fund”), and by its General Partner, Farnam Street Capital, Inc., a Minnesota corporation (“FSC”). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC. The Fund and FSC are making this filing because they are the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.
(b) The business address of the Fund, FSC and Messrs. Cabillot and Haeg is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.
(c) The Fund was organized in January 1998 as a Minnesota Limited Partnership. FSC is a Minnesota corporation. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC.
(d) - (e) During the last five years, neither the Fund, FSC nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Fund has made no purchases within the last 60 days. All securities of the Issuer held by the Fund were purchased with investment proceeds from various limited partnership interests and were acquired in open market transactions.
ITEM 4. PURPOSE OF TRANSACTION
All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. FSC makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. FSC may from time to time purchase additional shares of the Company’s stock or dispose of all or some of the shares.
Except as set forth in this Item 4, FSC has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. FSC intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) The Fund beneficially owns 302,313 shares of the outstanding Common Stock of the Issuer, representing approximately 5.6% of the Common Stock (based upon 5,419,136 shares outstanding on November 5, 2007, as reported in the Issuer’s most recent 10-Q filed on or about November 9, 2007).
(b) The Fund does not share voting and dispositive power with respect to any shares. However, Messrs. Cabillot and Haeg, as officers of FSC, may be deemed to have beneficial ownership of the shares reported in this Schedule 13D by virtue of their shared voting and dispositive power. However, they disclaim beneficial ownership and have no direct pecuniary interest in the shares.
(c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.
The Fund has made no purchases or sales within the last 60 days.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
There are no contracts, arrangements, understandings or relationships between the Fund or FSC, on one hand, and any other person with respect to any securities of the Issuer on the other hand.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2007	FARNAM STREET PARTNERS, L.P.
	BY:	FARNAM STREET CAPITAL, INC., General Partner

	By:	/s/ Raymond E. Cabillot

Raymond E. Cabillot, Chief Executive Officer

	By:	/s/ Peter O. Haeg

Peter O. Haeg, President

/s/ Raymond E. Cabillot

RAYMOND E. CABILLOT

/s/ Peter O. Haeg

PETER O. HAEG